Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at April 30, 2016.

As at April 30, 2016
(in millions of Canadian dollars)

Subordinated Debt	4,643

Total Equity
Preferred Shares(1)	3,240
Common Shares	12,370
Contributed Surplus	298
Retained Earnings	19,806
Accumulated Other Comprehensive Income	3,287

Total Shareholders’ Equity	39,001
Non-controlling Interest in Subsidiaries	31

Total Equity	39,032

Total Capitalization	43,675

Notes:

(1)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 14, 15, 16, 17, 25, 27, 29, 31, 33, 35 and 36. For more information on the classification of Preferred Shares, please refer to Note 9 of the unaudited interim consolidated financial statements of Bank of Montreal for the quarter ended April 30, 2016.